SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On October 24, 2011, Mr. Nam, Dong-Kyoon and Mr. Ahn, Hyun-Ho were appointed as non-standing directors of Korea Electric Power Corporation (“KEPCO”) by the Minister of the Ministry of Strategy and Finance pursuant to the Public Agencies Management Act. Their term is for two years and is scheduled to expire on October 23, 2013. They will fill the positions previously held by Mr. Kim, Jung-Gook, who resigned on September 20, 2011, and Mr. Chung, Dong-Rack, whose term expired on October 18, 2011. An extraordinary general meeting of shareholders has been called for November 10, 2011 to elect Mr. Nam as a member of KEPCO’s audit committee.

Biographic details of the newly appointed non-standing directors are set forth below.

Name	Biographic details

Nam, Dong-Kyoon

•      Previous Positions:

-        Vice Mayor for Political Affairs, Daegu Metropolitan City

-        Director General of Performance Management, Ministry of Planning and Budget

-        Director General of Programming and Budgeting, Ministry of National Defense

Ahn, Hyun-Ho

•      Previous Positions:

-        Vice Minister for Industry and Technology, Ministry of Knowledge Economy

-        Deputy Minister for Planning and Coordination, Ministry of Knowledge Economy

•      Current Position:

-        Chair Professor, Dankook University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name:	Shin, Chang-Keun
Title:	Vice President

Date: October 26, 2011